UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BBX Capital, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

073319 105

(CUSIP Number)

Alan B. Levan

201 East Las Olas Boulevard, Suite 1900

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073319 105

1.	Names of Reporting Persons Alan B. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,294,978 (1)(4)
	8.	Shared Voting Power 2,735,737 (2)(4)
	9.	Sole Dispositive Power 2,242,495(1)(4)
	10.	Shared Dispositive Power 427,304 (3)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,030,715(1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 799,980 shares of the Issuer’s Class A Common Stock and 864,426 shares of the Issuer’s Class B Common Stock held directly by Mr. Alan Levan, (b) the shares of the Issuer’s Class B Common Stock held by Levan BFC Stock Partners LP, as set forth below, (c) 7,344 shares of the Issuer’s Class A Common Stock held through trusts for the benefit of Mr. Alan Levan’s children, (d) 78,700 shares of the Issuer’s Class A Common Stock held by the Susie and Alan B. Levan Family Foundation, (e) 167,653 shares of the Issuer’s Class A Common Stock held by the Irrevocable Trust for Alan B Levan, (f) 37,625 shares of the Issuer’s Class A Common Stock held by the Alan B Levan Revocable Trust, and (g) 2,335 shares of the Issuer’s Class A Common Stock held by Levan General Corp.

(2)

Includes (a) the shares of the Issuer’s Class B Common Stock beneficially owned by each of John E. Abdo, Jarett S. Levan and Seth M. Wise, as set forth below, (b) 207,101 shares of the Issuer’s Class A Common Stock held in an irrevocable trust for Mr. Alan Levan’s wife, (c) 17,622 shares of the Issuer’s Class A Common Stock held in a revocable trust for Mr. Alan Levan’s wife, and (d) 2,341 shares of the Issuer’s Class A Common Stock and 240 shares of the Issuer’s Class B Common Stock held by Mr. Alan Levan’s wife.

(3)

Includes (a) 207,101 shares of the Issuer’s Class A Common Stock held in an irrevocable trust for Mr. Alan Levan’s wife, (b) 17,622 shares of the Issuer’s Class A Common Stock held in a revocable trust for Mr. Alan Levan’s wife, (c) 2,341 shares of the Issuer’s Class A Common Stock and 240 shares of the Issuer’s Class B Common Stock held by Mr. Alan Levan’s wife, and (d) 200,000 shares of the Issuer’s Class B Common Stock held by Jarett S. Levan. Pursuant to the terms of their previously disclosed agreement, Mr. Jarett Levan has agreed not to convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock without Mr. Alan Levan’s approval if, after giving effect to such conversion, Mr. Jarett Levan would beneficially own less than 200,000 shares of the Issuer’s Class B Common Stock.

(4)

Unless otherwise agreed to by the holder thereof, shares of the Issuer’s Class B Common Stock are convertible on a share-for-share basis into shares of the Issuer’s Class A Common Stock at any time in the holder’s discretion.

(5)	Based on 10,991,111 shares of the Issuer’s Class A Common Stock outstanding as of February 2, 2024, plus the 3,710,014 shares of the Issuer’s Class B Common Stock beneficially owned by Mr. Alan Levan.

CUSIP No. 073319 105

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 073319 105

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,915 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 336,915 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,915 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	All such shares are shares of the Issuer’s Class B Common Stock held directly by Levan BFC Stock Partners LP.
(2)

Unless otherwise agreed to by the holder thereof, shares of the Issuer’s Class B Common Stock are convertible on a share-for-share basis into shares of the Issuer’s Class A Common Stock at any time in the holder’s discretion.

(3)	Based on 10,991,111 shares of the Issuer’s Class A Common Stock outstanding as of February 2, 2024, plus the 336,915 shares of the Issuer’s Class B Common Stock held by Levan BFC Stock Partners LP.

CUSIP No. 073319 105

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,201,891 (1)
	8.	Shared Voting Power 1,495,311 (2)(3)
	9.	Sole Dispositive Power 1,149,408(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,202 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of the Issuer’s Class A Common Stock held by Mr. Abdo.
(2)

Represents shares of the Issuer’s Class B Common Stock held by Mr. Abdo. Pursuant to the terms of their previously disclosed agreement, Mr. Abdo has granted to Alan B. Levan a proxy to vote the shares of the Issuer’s Class B Common Stock that Mr. Abdo beneficially owns.

(3)

Unless otherwise agreed to by the holder thereof, shares of the Issuer’s Class B Common Stock are convertible on a share-for-share basis into shares of the Issuer’s Class A Common Stock at any time in the holder’s discretion.

(4)	Based on 10,991,111 shares of the Issuer’s Class A Common Stock outstanding as of February 2, 2024, plus the 1,495,311 shares of the Issuer’s Class B Common Stock held by Mr. Abdo.

CUSIP No. 073319 105

1.	Names of Reporting Persons Jarett S. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,180,585(1)
	8.	Shared Voting Power 1,013,122 (2)(4)
	9.	Sole Dispositive Power 792,563 (1)
	10.	Shared Dispositive Power 250,000 (3)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,193,707(1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of the Issuer’s Class A Common Stock held by Mr. Jarett Levan.
(2)

Includes 677,965 shares of the Issuer’s Class B Common Stock held by Mr. Jarett Levan and 335,157 shares of the Issuer’s Class B Common Stock held by Seth M. Wise. Pursuant to the terms of previously disclosed agreements, (a) Mr. Jarett Levan has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of the Issuer’s Class B Common Stock, and (b) Mr. Wise has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of the Issuer’s Class B Common Stock are voted.

(3)

Includes 200,000 shares of the Issuer’s Class B Common Stock held by Mr. Jarett Levan and 50,000 shares of the Issuer’s Class B Common Stock held by Mr. Wise. Pursuant to the terms of their previously disclosed agreement, (a) Mr. Jarett Levan has agreed not to convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock without Mr. Alan Levan’s approval if, after giving effect to such conversion, Mr. Jarett Levan would beneficially own less than 200,000 shares of the Issuer’s Class B Common Stock, and (b) Mr. Wise has agreed, subject to certain limited exceptions, not to transfer his shares of the Issuer’s Class B Common Stock or convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock if, after giving effect to such transfer or conversion, Mr. Wise would beneficially own less than 50,000 shares of the Issuer’s Class B Common Stock. In addition, subject to certain limited exceptions, Mr. Wise may only sell his shares of the Issuer’s Class B Common Stock or convert such shares into shares of the Issuer’s Class A Common Stock if he first offers to Mr. Jarett Levan the right to purchase the shares.

(4)

Unless otherwise agreed to by the holder thereof, shares of the Issuer’s Class B Common Stock are convertible on a share-for-share basis into shares of the Issuer’s Class A Common Stock at any time in the holder’s discretion.

(5)

Based on 10,991,111 shares of the Issuer’s Class A Common Stock outstanding as of February 2, 2024, plus the 1,013,122 shares of the Issuer’s Class B Common Stock beneficially owned by Mr. Jarett Levan.

CUSIP No. 073319 105

1.	Names of Reporting Persons Seth M. Wise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,133 (1)
	8.	Shared Voting Power 335,157(2)(4)
	9.	Sole Dispositive Power 285,715(1)
	10.	Shared Dispositive Power 50,050(3)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,290(1)(2)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of the Issuer’s Class A Common Stock held directly by Mr. Wise.
(2)

Includes 335,157 shares of the Issuer’s Class B Common Stock held by Mr. Wise and 50 shares of the Issuer’s Class A Common Stock held in his spouse’s IRA. As previously disclosed, Mr. Wise has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of Class B Common Stock are voted.

(3)

Includes 50,000 shares of the Issuer’s Class B Common Stock held by Mr. Wise and the 50 shares of the Issuer’s Class A Common Stock held in his spouse’s IRA. Pursuant to the terms of their previously disclosed agreement, Mr. Wise has agreed with Mr. Jarett Levan that, subject to certain limited exceptions, Mr. Wise will not transfer his shares of the Issuer’s Class B Common Stock or convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock if, after giving effect to such transfer or conversion, Mr. Wise would beneficially own less than 50,000 shares of the Issuer’s Class B Common Stock. In addition, subject to certain limited exceptions, Mr. Wise may only sell his shares of the Issuer’s Class B Common Stock or convert such shares into shares of the Issuer’s Class A Common Stock if he first offers to Mr. Jarett Levan the right to purchase the shares.

(4)

Unless otherwise agreed to by the holder thereof, shares of the Issuer’s Class B Common Stock are convertible on a share-for-share basis into shares of the Issuer’s Class A Common Stock at any time in the holder’s discretion.

(5)	Based on 10,991,111 shares of the Issuer’s Class A Common Stock outstanding as of February 2, 2024, plus the 335,157 shares of the Issuer’s Class B Common Stock held by Mr. Wise.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the reporting persons (the “Reporting Persons”) set forth on the cover sheets hereto to amend the Schedule 13D filed on October 13, 2020 (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital, Inc., a Florida corporation (the “Issuer”), solely to the extent set forth herein.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is supplemented in connection with the change in address of the Issuer’s principal executive offices as follows:

The Issuer’s principal executive offices are located at 201 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

As described in further detail below, Levan Partners, LLC (“Levan Partners”) has distributed to its members, including certain of the other Reporting Persons, all of the shares of the Issuer’s Class A Common Stock and Class B Common Stock previously held by Levan Partners. Accordingly, following the filing of this Amendment, Levan Partners will cease to be a Reporting Person with respect to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

On January 31, 2024, Levan Partners distributed to its members all 986,197 shares of the Issuer’s Class A Common Stock that it owned, including a total of 432,336 shares which were distributed to an entity and trusts controlled by Mr. Alan Levan or his spouse and a total of 138,466 shares which were distributed to Mr. Jarett Levan and trusts controlled by him.

On February 2, 2024, certain members of Levan Partners (which does not include any of the Reporting Persons or entities or trusts controlled by them) sold in privately-negotiated transactions at a price of $11.08 per share a total of 415,395 shares of the Issuer’s Class A Common Stock to trusts controlled by Mr. Jarett Levan. The total purchase price for such shares was approximately $4.6 million, which was funded with personal funds.

In addition to the foregoing, during July 2023, Levan Partners distributed to its members all 141,577 shares of the Issuer’s Class B Common Stock that it owned, including a total of 62,062 shares which were distributed to Mr. Alan Levan and his spouse and an entity and trusts controlled by Mr. Alan Levan or his spouse and a total of 19,879 shares which were distributed to Mr. Jarett

Levan and trusts controlled by him. Following such distribution, other than Mr. Jarett Levan and the trusts controlled by him, all of the other members of Levan Partners, including Mr. Alan Levan and his spouse and the entity and trusts controlled by Mr. Alan Levan or his spouse, sold to Mr. Jarett Levan in privately-negotiated transactions at a price of $11.20 per share all of the shares of the Issuer’s Class B Common Stock distributed to them. The total number of shares purchased by Mr. Jarett Levan was 121,698 shares and the total purchase price for such shares was approximately $1.36 million, which was funded with personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth in rows 7-13 of the cover pages to this Amendment and the footnotes thereto are incorporated into this Item 5 by reference. No Reporting Person has effected any transaction with respect to the Issuer’s Class A Common Stock during the past 60 days, except as set forth in Item 3 above or as follows:

On January 16, 2024, the Issuer granted to Mr. Jarett Levan, the Issuer’s President and Chief Executive Officer, and Mr. Seth Wise, Executive Vice President of the Issuer, 232,711 shares and 116,356 shares, respectively, of restricted Class A Common Stock under the Issuer’s 2021 Incentive Plan, which in each case are scheduled to vest in three equal annual installments beginning on October 1, 2024, subject to the terms of such plan and the applicable award agreement.

On January 12, 2024, Mr. Alan Levan gifted a total of 100 shares of the Issuer’s Class A Common Stock to various UTMA accounts of his grandchildren.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

/s/ Alan B. Levan
Alan B. Levan

Levan Partners LLC

/s/ Alan B. Levan
Alan B. Levan, Manager

Levan BFC Stock Partners LP

By: Levan Management LLC General Partner

/s/ Alan B. Levan
Alan B. Levan, President

/s/ John E. Abdo
John E. Abdo

/s/ Jarett S. Levan
Jarett S. Levan

/s/ Seth M. Wise
Seth M. Wise